UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) announced today that Cemex Asia B.V. (“Cemex Asia”), an indirect subsidiary of Cemex, received a certification issued by the Philippine Competition Commission (“PCC”) dated August 12, 2024 informing Cemex Asia that the PCC cleared the previously-announced proposed joint acquisition by DMCI Holdings, Inc., Semirara Mining and Power Corporation and Dacon Corporation (together, the “Buyers”) of Cemex Asia’s shares of stock in Cemex Asian South East Corporation, the owner of approximately 89.86% of the total issued and outstanding shares of stock of Cemex Holdings Philippines, Inc. (“CHP”).

The PCC clearance is one of the conditions precedent to, and a regulatory requirement necessary before, consummating the transaction. Closing of the transaction is subject to the satisfaction of various other conditions, including, but not limited to, closing taking place under agreements for the sale and purchase of shares pursuant to which the Cemex Asia would indirectly dispose of its 40% interest in each of APO Land & Quarry Corporation and Island Quarry and Aggregates Corporation, and the fulfillment of any mandatory tender offer requirement by the Buyers to the shareholders of CHP.

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This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Cemex, S.A.B. de C.V. (“Cemex”, “we”, “our”, “us”, “our company”) intends these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. In some cases, these statements can be identified by the use of forward-looking words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” ‘would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” ‘target,” “strategy,” “intend,” “aimed” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, Cemex’s expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances, and assumptions about future events. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, and expectations (financial or otherwise). Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. Some of the risks, uncertainties, assumptions and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference. Many factors could cause Cemex’s expectations and/or expected results expressed in this communication not being reached and/or not producing the expected benefits and/or results, including the divestiture of these assets not closing on the expected dates or at all. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. You should read this communication and carefully consider the risks, uncertainties, and other factors that may affect our business and operations. The information contained in this communication speaks only as of the date of this communication and is subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this communication, whether to reflect any change in our expectations regarding those forward-looking statements, any change in events, conditions or circumstances on which any such statement is based, or otherwise. You should review future reports we file with the U.S. Securities and Exchange Commission (the “SEC”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This communication does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (as amended, the “Securities Act”), and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: August 13, 2024	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller